UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                            SEC File Number: 1-13263
                            CUSIP Number: 14844P 10 5

 (CHECK ONE): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                        For Period ENDED: MARCH 31, 2000
                                   ----------------------
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended:


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

                           CASTLE DENTAL CENTERS, INC.
                             Full Name of Registrant

                                       N/A
                            Former Name if Applicable

                       1360 POST OAK BOULEVARD, SUITE 1300
                       -----------------------------------
            Address of Principal Executive Office (STREET AND NUMBER)

                              HOUSTON, TEXAS 77056
                            City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

                  (a)   The reasons described in reasonable detail in
                        Part III of this form could not be eliminated without
                        unreasonable effort or expense;
              |   (b)   The subject annual report, semi-annual report,
              |         transition report on Form 10-K, Form 20-F, 11-K or Form
              |         N-SAR, or portion thereof, will be filed on or before
      [X]     |         the fifteenth calendar day following the prescribed due
              |         date; or the subject quarterly report of transition
              |         report on Form 10-Q, or portion thereof will be filed on
              |         or before the fifth calendar day following the
              |         prescribed due date; and
              |   (c)   The accountant"s statement or other exhibit required by
              |         Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The registrant has not filed its Form 10-K for the year ended December 31, 1999, because the registrant, despite its best efforts, has been unable to complete the required audit of its financial statements. The registrant anticipates finalizing the audit and the Form 10-K by the end of this week and will file the Form 10-K along with the Form 10-Q for the period ended March 31, 2000 at that time.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                  JOHN M. SLACK                       (713) 479-8000
                  -------------                       --------------
                  (Name)                        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not identify reports(s).
                                                              o Yes    [X] No

      ANNUAL REPORT ON FORM 10-K FOR YEAR ENDED DECEMBER 31, 1999
      -------------------------------------------------------------------------


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes    o No


      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Patient revenues rose five percent for the first quarter of 2000 to $26.5 million from $25.2 million for the same quarter a year ago. Operating income for the quarter decreased 26 percent to $1.9 million for the quarter compared with $2.6 million for the same quarter last year. Net income for the quarter was $312,000, or $0.05 per share (diluted) compared with $1.0 million, or $0.15 per share (diluted), for the prior year period.

Operating income was affected by an increase in the registrant's allowance for doubtful accounts, start-up expenses, including increased rent and depreciation related to the opening of "de novo" dental centers and an increase in corporate infrastructure costs to support the registrant's 20 new operating locations opened during 1999 and two new centers opened during the first quarter of 2000. Increased interest expenses resulting from increased borrowings under the registrant's senior credit facility and higher effective interest rates also affected net income.

================================================================================

                           CASTLE DENTAL CENTERS, INC.
                           ---------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date MAY 15, 2000                   By  /S/ JACK H. CASTLE, JR.
     ------------                      ------------------------
                                            Jack H. Castle, Jr.,
                                            Chief Executive Officer